Exhibit 2.6
FORM 51-102F3
Material Change Report
Item 1. Name and Address of Issuer
ATS Automation Tooling Systems Inc. (“ATS”)
250 Royal Oak Road
Cambridge, Ontario, Canada N3H 4R6
Item 2. Date of Material Change
          June 20, 2007.
Item 3. News Release
           Press Release issued June 20, 2007 through Canada NewsWire, Cambridge, Ontario: “ATS Takes Next Steps to Focus on Automation”, a copy of which is attached as Schedule “A”.
Item 4. Summary of Material Change
           On June 20, 2007, ATS announced: its strategy to focus on automation systems, its core business; that it intends to complete a rights offering to its existing shareholders to raise gross proceeds of approximately $110 million for investment in its solar business and position ATS to exit its solar business; the halting of further internal development work on Spheral Solar; and that it will explore strategic alternatives available for its Precision Components Group (“PCG”) operations, including divestiture. ATS also reported its financial results for the three and 12 months ended March 31, 2007.
Item 5. Full Description of Material Change
           On June 20, 2007, ATS announced its strategy to focus on automation systems, its core business, in order to further build significant strength as an industry leader. In conjunction with the review of its solar business and reassessment of investment priorities, management has decided to halt further internal development work on Spheral Solar because of continuing uncertainty regarding commercialization, and to close a small solar module assembly facility located in New Mexico. Consistent with ATS’s strategy to focus on automation, it also announced that that it had engaged an advisor to assist in identifying and evaluating strategic alternatives available for its PCG operations, including divestiture.
           In order to provide funding for its solar business, ATS announced that it intends to complete a rights offering (the “Offering”). The gross proceeds of the Offering are expected to be approximately $110 million, with the net proceeds to be used by its subsidiary, Photowatt International S.A.S. (“Photowatt France”), to further expand its capacity, to procure silicon supplies, to advance research and development and for general corporate purposes at Photowatt France. Such investments are intended to enhance Photowatt’s value to ATS shareholders and position ATS to exit its solar business. The terms of the Offering are outlined in more detail in a preliminary short form prospectus filed on June 26, 2007. A final version thereof is to be filed once the subscription price of the rights has been determined and all regulatory approvals obtained.
           In connection with the Offering, ATS has entered into a standby purchase agreement (the “Agreement”) with three large ATS shareholders: Goldman Sachs Canada Inc., Goodwood Inc., and Mason Capital Management, LLC, pursuant to which such shareholders have made a standby purchase commitment that is subject to certain conditions that are usual in agreements of this nature. The Agreement provides that, should one or more holders of rights issued under the Offering not exercise their right to purchase common shares, and should the remaining holders decline their option to purchase such common shares, the standby purchasers will purchase all the common shares not otherwise purchased. In consideration of the Agreement, the standby purchasers will be entitled, in the aggregate, to a fee equal to 3.5% of the aggregate gross proceeds of the Offering. Pursuant to the Agreement, ATS and the standby purchasers have agreed to establish the subscription price of the rights based on a formula that contemplates a price equal to 75% of a formula amount based on the volume weighted average trading price of the common shares of ATS on the Toronto Stock Exchange in the periods of five trading days ended June 19, 2007 and five trading days commencing June 21, 2007, unless ATS and the standby purchasers agree to establish the subscription price at such other level as they consider appropriate.
           ATS’s financial results for the three and 12 months ended March 31, 2007 were also reported.
Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
          ATS is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.
Item 7. Omitted Information
           No significant facts have been omitted from this Material Change Report.
Item 8. Executive Officer
For further information, please contact:
Gerald Beard
Vice President and Chief Financial Officer
ATS Automation Tooling Systems Inc.
Tel: 519-653-6500
Item 9. Date of Report
          June 29, 2007.

Schedule “A”

(519) 653-6500 (519) 650-6520 250 Royal Oak Road, Cambridge, Ontario N3H 4R6
For Immediate Release
TSX: ATA
ATS TAKES NEXT STEPS TO FOCUS ON AUTOMATION
•	Goal to Become World’s Best Automation Company

•	Announces Rights Offering To Fund Solar Business

•	Hires Advisor to Pursue Strategic Alternatives for PCG

•	Reports Fourth Quarter Results
Cambridge, Ontario (June 20, 2007): ATS Automation Tooling Systems Inc. today announced the next major steps in its strategy intended to significantly improve its performance and focus on its automation systems business. It also reported its financial results for the three and 12 months ended March 31, 2007.
The Company’s next steps are three fold:
•	Develop its world-leading Automation Systems Group operations – its core business;

•	Complete an ATS rights offering for gross proceeds of approximately $110 million with the funds used to further expand Photowatt’s capacity and its silicon supplies – investments that are intended to enhance Photowatt’s value to ATS shareholders and position Photowatt for a strong future as a standalone business. The Company intends to review strategic alternatives for this business and reach a decision on or before the first quarter earnings release date;

•	Pursue strategic alternatives for its Precision Components Group (“PCG”), including divestiture.
“Our strategy is designed to create the right conditions for us to crystallize the value of our non-core businesses and to enable management to focus our efforts and future ATS investments to further build our significant strengths in automation systems, where we are an industry leader,” said Ron Jutras, President and CEO. “As a pure automation solutions company, we believe ATS will be much better able to take advantage of the substantial worldwide opportunities we see in our global markets and generate improved performance and value for our shareholders.”
Rights Offering
To provide important funding to allow its solar business to continue to progress and grow, the Board of Directors of ATS has approved a rights offering to raise gross proceeds of $110 million this summer. The funding will support key elements of the solar growth plan including:

•	Acquisition of equipment (estimated cost $20 million) to increase Photowatt France’s annual cell capacity by approximately 20 megawatts to approximately 80 megawatts;

•	Construction of a new building and certain infrastructure (estimated cost $30 million) required to house the aforementioned cell capacity increase and to provide for Photowatt France’s future expansion up to approximately 135 megawatts of annual capacity;

•	Investment in research and development (estimated cost $16 million) through a planned joint venture laboratory and production development facility “lab fab” with Commissariat à l’Energie Atomique (“CEA”, the world renowned French research institute) and Electricité de France (“EDF”, a major French electrical utility); and

•	Procurement of silicon, including advance payments with respect to silicon supply contracts.
“Following the withdrawal of the solar IPO in March, we completed a comprehensive review of the opportunities, risks and potential rewards related to our solar business,” said Mr. Jutras. “We concluded that it was imperative for Photowatt to continue to grow in order to secure its future and increase its value, but it was also critical to first strengthen its supply of contracted silicon to reduce the risks of capacity expansion. We have made significant headway in securing additional silicon including the recently-announced contracts with Dow Corning and Deutsche Solar and we have now secured or identified sources of silicon for Photowatt France’s planned capacity through to fiscal 2012. The rights offering is the next logical step in our progression as it will provide funding to allow us to take advantage of our improved silicon position to strengthen and grow Photowatt.”
The terms of the rights offering will be outlined in more detail in a preliminary prospectus to be filed shortly and a final version thereof to be filed once the subscription price of the rights has been determined and any comments by provincial securities regulators on the preliminary prospectus have been addressed. ATS expects to make the rights offering to ATS shareholders, subject to certain restrictions, with the rights being fully transferable, subject to certain exceptions and divisible and evidenced by rights certificates.
The Company has entered into a standby purchase agreement with three large ATS shareholders, Goldman Sachs Canada Inc., Goodwood Inc., and Mason Capital Management, LLC, pursuant to which such shareholders have made a standby purchase commitment that is subject to certain conditions usual in agreements of this nature. The standby purchase agreement provides that, should one or more holders not exercise their right to purchase common shares, and should the remaining holders decline their option to purchase such common shares, the standby purchasers will purchase all the common shares not otherwise purchased. In consideration of the agreement of the standby purchasers to purchase such common shares, the standby purchasers will be entitled, in the aggregate, to a fee equal to 3.5% of the aggregate gross proceeds of the offering. Pursuant to the standby purchase agreement, ATS and the standby purchasers have agreed to establish the subscription price of the rights based on a formula that contemplates a price equal to 75% of a formula amount based on the volume weighted average trading price of the common shares of the Company on the Toronto Stock

Exchange in the periods of five trading days ended June 19, 2007 and five trading days commencing June 21, 2007, unless ATS and the standby purchasers agree to establish the subscription price at such other level as they consider appropriate.
Other Solar Developments
In conjunction with the review of its solar business and reassessment of investment priorities, management has decided to halt further internal development work on Spheral Solar because of continuing uncertainty regarding commercialization; and, to close a small solar module assembly facility located in New Mexico.
By taking these actions, ATS largely will reduce future losses and cash outflows related to Spheral Solar commercialization, remove an underperforming operation that is not strategic to the success of its solar business and allow its future solar funding to be focused on Photowatt France, the driver of solar revenue and earnings.
Photowatt will maintain its North American solar sales presence through its existing sales force and will consolidate its module assembly activities into Photowatt France. The Company intends to explore the possible sale or licensing of Spheral Solar assets.
In March, on schedule, ATS successfully completed the previously announced expansion at Photowatt France to bring annual ingot, wafer and cell capacity to 60 megawatts. A search is also underway to recruit a CEO for its solar business who is expected to be based in France.
Pursuing Strategic Alternatives for PCG
Consistent with the Company’s strategy to focus on automation, it also announced today that it has engaged Scotia Capital Inc. to assist in identifying and evaluating strategic alternatives available for its PCG operations, including divestiture.
PCG has made substantial progress over the past two years to streamline and improve its business. PCG has now developed a presence in China, completed the consolidation of MPP operations into its remaining facilities, and relocated its successful Omex business into new, leased premises. These steps follow the closure and consolidation of a facility in Texas in 2005 and the sale of the PCG metals business in 2006. With capacity greatly consolidated and rationalized, management believes it is an appropriate time to examine strategic alternatives for PCG operations.
Core Business Outlook
While recent strength in the Canadian dollar is expected to continue to present the Company’s substantial Canadian operations with challenges, automation Order Backlog entering the first quarter of fiscal 2008 is improved – at $185 million – compared to the previous three quarters as Order Bookings increased to $134 million in the fourth quarter. As well, in the fourth quarter, ATS completed the planned restructuring and workforce adjustments in ASG’s Cambridge and Ohio facilities. As a result, management expects improvement in ASG’s operating performance in fiscal 2008.
Management also believes that growth opportunities in the worldwide market for automation are attractive based on numerous trends, including: the number of new product introductions by customers; the need to shorten new product introduction times; increased product miniaturization and complexity; continuing pressure on manufacturers to reduce costs; demand for consistent product quality; and the growing use of more complex and demanding manufacturing technology and processes. In addition, management believes that continuing consolidation and globalization by multinational manufacturing companies provides increased opportunities for ATS to capitalize upon its existing global presence and the Company’s strategy of building a strong global corporate brand.
Fourth Quarter Financial Highlights:

		3 months ended	3 months ended
in millions, except per share		March 31, 2007	March 31, 2006
Revenue from continuing operations	ASG	$113.8	$141.3
	Photowatt	38.5	40.0
	PCG	21.0	28.9
	Inter-segment elimination	(0.3)	(1.4)
	Consolidated	$173.0	$208.8

Earnings (loss) from operations	ASG	$(4.5)	$4.1

	- Photowatt France	$3.0	$6.0
	- Photowatt USA	(0.5)	0.2
	- SSP and other solar	(33.6)	(104.3)

	Total Photowatt	(31.1)	(98.1)

	PCG	(1.9)	0.1
	Inter-segment elimination	(5.8)	(4.4)
	Consolidated	$(43.3)	$(98.2)

Net Loss	Consolidated	$(80.9)	$(65.6)
Net loss per share	From continuing operations	$(1.36)	$(1.09)
	After discontinued operations	$(1.36)	$(1.11)

ASG Orders	ASG New Order Bookings	$134	$119
	ASG Order Backlog	$185	$219

Non-GAAP Reconciliation:

				Adjustments
	Operating	Depreciation		(see Fourth
	Earning	&		Quarter	Adjusted
(in millions of dollars)	(loss)	Amortization	EBITDA	Summary)	EBITDA

Selected Operating Results - Fourth Quarter 2007 ASG	$(4.5)	$3.0	$(1.5)	$5.1	$3.6
Photowatt France	3.0	2.9	5.9	—	5.9
PCG	(1.9)	1.9	—	0.7	0.7

Selected Operating Results - Fourth Quarter 2006

ASG	$4.1	$3.1	$7.2	$0.9	$8.1
Photowatt France	6.0	1.8	7.8	—	7.8
PCG	0.1	1.9	2.0	—	2.0

ASG
Fourth quarter ASG revenue of $113.8 million was 19% lower compared to the fourth quarter a year ago, primarily due to lower Order Backlog entering the fourth quarter of fiscal 2007 compared to last year. Fourth quarter ASG revenue was consistent with the third quarter of fiscal 2007.
Fourth quarter fiscal 2007 operating loss reflected restructuring and severance costs of $2.6 million at ASG’s Cambridge and Ohio operations, a $1.8 million inventory provision primarily related to non-core lines of business and technologies and $0.7 million negative EBITDA at the now-closed California operations. Beyond these direct costs, management believes there were also substantial indirect costs arising from the restructuring at Cambridge and Ohio, which temporarily reduced productivity and efficiency. Total Cambridge and Ohio operating loss was $8.7 million in the fourth quarter.
Compared to the third quarter of fiscal 2007, fourth quarter ASG operating income increased 40% in Asia, 54% in ASG’s Repetitive Equipment Manufacturing (“REM”) business and 116% in North American operations outside Cambridge, Ohio and California operations.
ASG adjusted EBITDA (see table “ASG Non-GAAP Reconciliation”), was $3.6 million compared to adjusted EBITDA of $8.1 million in the fourth quarter of fiscal 2006. Adjusted EBITDA excludes the aforementioned Cambridge and Ohio restructuring, severance and inventory provision costs and the negative EBITDA at its now-closed California facility.

Photowatt
Photowatt Technologies’ revenue was $38.5 million, compared to $39.2 million in the third quarter of fiscal 2007. As previously announced, fourth quarter revenue was impacted by a delay in the shipment of certain orders aggregating approximately 4 million Euros. Lower average selling prices were experienced in the fourth quarter compared to the third quarter which management believes were primarily a result of delays in certain European subsidy programs.
The reduction in Photowatt France operating earnings compared to the fourth quarter of the prior year primarily reflects lower revenues and lower average selling prices that were experienced in the fourth quarter of fiscal 2007. Compared to the third quarter of fiscal 2007, the reduction in operating earnings primarily reflected lower fourth quarter average selling prices, and to a lesser degree, higher utilization of refined metallurgical silicon in its module production.
In the fourth quarter of fiscal 2007, Photowatt France’s adjusted EBITDA (see table “Photowatt France Non-GAAP Reconciliation”) was $5.9 million (16% margin), compared to $7.8 million (20% margin) in the fourth quarter of fiscal 2006 and $8.0 million (20% margin) in the third quarter of fiscal 2007 reflecting the factors mentioned above. Adjusted EBITDA excludes $1.2 million of costs associated with Photowatt France’s recent capacity expansion, offset by income generated by the sale of certain inventory that had a nominal book value.
PCG
PCG’s fourth quarter revenue and operating performance reflected lower volumes on existing customer programs due to production cuts by the Big Three North American automakers. PCG’s fourth quarter adjusted EBITDA was $0.7 million on revenue of $21.0 million compared to $2.0 million in the fourth quarter a year ago on revenue of $28.9 million. Adjusted EBITDA reflects Omex relocation costs of $0.4 million and $0.3 million of costs associated with the consolidation of its MPP operations into Shanghai and Cambridge operations (see table “PCG Non-GAAP Reconciliation”).
Unusual Items and Other Charges
Several charges and unusual items were expensed in the fourth quarter, totalling $68.8 million (all but $11.1 million of which were non-cash charges), related primarily to the withdrawal of the solar IPO. More specifically:
•	The withdrawal of the IPO impacted the Company’s ability to meet accounting requirements regarding the future utilization of its tax losses. The provision for income taxes includes a non-cash charge of $37.6 million related to a valuation allowance against the Company’s Canadian future tax assets. These future tax assets largely reflect income tax loss carry-forward balances and other income tax assets generated by the Company’s past Spheral Solar development activities. This non-cash charge does not have any impact on the Company’s actual income tax loss carry-forwards, which will continue to be available to offset future tax liabilities, and the charge does not result in any additional taxes payable.

•	A $17.0 million non-cash charge was taken related to the write down of fixed assets, working capital and investment tax credits, comprised of $16.5 million for Spheral Solar and $0.5 million for Photowatt USA.

•	Solar IPO expenses were $11.1 million, which primarily consisted of US and Canadian legal, accounting, tax and auditing fees.

•	A non-cash foreign exchange charge of $3.1 million related to the Company’s decision, following the withdrawal of the solar IPO, to repatriate funds from its United States operations back to Canada. While these funds were economically hedged, this non-cash charge is required to be expensed for accounting purposes.
Quarterly Conference Call
ATS’s quarterly conference call begins at 10 am eastern today and can be accessed over the Internet at www.atsautomation.com or on the phone at 416 644 3418.
MD&A & Fiscal 2007 Financial Statements
The Company’s MD&A and accompanying Consolidated Financial Statements for the year ended March 31, 2007 have been filed on SEDAR (www.sedar.com) and posted to the Company’s website (www.atsautomation.com).
About ATS
ATS Automation Tooling Systems Inc. provides innovative, custom designed, built and installed manufacturing solutions to many of the world’s most successful companies. Founded in 1978, ATS uses its industry-leading knowledge and global capabilities to serve the sophisticated automation systems’ needs of multinational customers in healthcare, computer/electronics, automotive and consumer products. It also leverages its many years of repetitive manufacturing experience and skills to fulfill the specialized repetitive equipment manufacturing requirements of customers. Through its solar business, ATS participates in the growing solar energy industry and through its precision components business it produces, in high volume, precision components and subassemblies. ATS employs approximately 3,500 people at 24 manufacturing facilities in Canada, the United States, Europe, southeast Asia and China. The Company’s shares are traded on the Toronto Stock Exchange under the symbol ATA. Visit the Company’s website at www.atsautomation.com.
For more information, contact:
Carl Galloway, Vice President and Treasurer
Gerry Beard, Vice President and Chief Financial Officer
519 653-6500
Notice to Reader
This news release and Fourth Quarter Summary for the three months ended March 31, 2007 (fourth quarter of fiscal 2007) provide information on the Company’s operating activities of the fourth quarter of fiscal 2007 and should be read in conjunction with the audited Consolidated Financial Statements and Management’s Discussion & Analysis of the Company for the year ended March 31, 2007 and the Company’s fiscal 2007 annual report, when it becomes available. The Company assumes that the reader of this summary has access to, and has read the audited Consolidated Financial Statements and MD&A of the Company for fiscal 2007 and the unaudited interim Consolidated

Financial Statements and MD&A for the first, second and third quarters of fiscal 2007. Accordingly, the purpose of this document is to provide a fourth quarter update. These documents and other information relating to the Company, including the Company’s fiscal 2007 audited Consolidated Financial Statements, MD&A and Annual Information Form, may be found on SEDAR at www.sedar.com.
This news release and accompanying Fourth Quarter Summary is not an offer of securities for sale in the United States. The securities to be offered in the rights offering described above may not be offered or sold in the United States absent registration under the United States Securities Act of 1933, as amended, or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from ATS and that will contain detailed information about the Company and management, as well as financial statements. Under certain circumstances, ATS may register the proposed offering in the United States.
The Company has three reportable segments: Automation Systems Group (“ASG”), Photowatt Technologies (“Photowatt”), and Precision Components Group (“PCG”). Photowatt Technologies is comprised of Photowatt France, Photowatt USA and Spheral Solar. Photowatt France consists of an integrated solar ingot, wafer, cell and module production facility in France. Photowatt USA is a small module assembly and sales operation in the United States. Spheral Solar is a development project based on spheral technology. Any reference to solar production capacity assumes the use of polysilicon at currently experienced levels of efficiency. Actual capacity may vary materially from stated capacity for a number of reasons including the use of refined metallurgical silicon, changes in cell efficiencies and/or changes in production processes. References to Photowatt’s cell ‘‘efficiency’’ means the percentage of incident energy that is converted into electrical energy in a solar cell. Solar installations using lower efficiency modules need to be larger in order to generate the same power output. “Silicon” refers to a variety of silicon feedstock, including polysilicon, refined metallurgical silicon and polysilicon powders and fines.
Certain fiscal 2006 comparative figures including revenues, operating earnings (loss), New Order Bookings and Order Backlog, have been restated to reflect the presentation of the Berlin coil winding business as a discontinued operation. This business was divested during the first quarter of fiscal 2007.
Non-GAAP Measures
Throughout this document the term “operating earnings” is used to denote earnings (loss) from operations. EBITDA is also used and is defined as earnings (loss) from operations excluding depreciation, amortization (which includes amortization of intangible assets, and impairment of goodwill) and segment and business unit allocation of corporate costs. The term “adjusted EBITDA” is defined as EBITDA excluding certain adjustments as described in the MD&A. The term “margin” refers to an amount as a percentage of revenue. The terms “earnings from operations”, “operating earnings”, ”margin”, “operating loss”, “operating results”, “operating margin”, “EBITDA”, “adjusted EBITDA”, “adjusted EBITDA margin”, “Order Bookings” and “Order Backlog” do not have any standardized meaning prescribed within GAAP and therefore may not be comparable to similar measures presented by other companies. Note 20 to the Consolidated Financial Statements provides selected financial data for each of the Company’s segments including revenue and earnings (loss) from operations and a reconciliation to total Company revenue and earnings from operations for fiscal 2007 and 2006. Operating earnings, EBITDA and adjusted EBITDA are some of the measures the Company uses to evaluate the performance of its segments. ATS has presented EBITDA and adjusted EBITDA to show its baseline performance before certain non-cash and restructuring-related expenses and other items that are considered by management to be outside of ATS’s expected normal ongoing operational results. Management believes that ATS shareholders and potential investors in ATS use non-GAAP financial measures such as operating earnings, EBITDA and adjusted EBITDA in making investment decisions about the Company and measuring its operational results. EBITDA and adjusted EBITDA should not be construed as substitutes for net income determined in accordance with GAAP.
Fourth Quarter Summary
ASG Segment
ASG Order Backlog and New Order Bookings
New ASG Order Bookings in the fourth quarter were $134 million, 23% higher than the third quarter, and 13% higher than in the fourth quarter of fiscal 2006. New Order Bookings for the first 12 weeks of the first quarter of fiscal 2008 are approximately $90 million.
Automation Systems Order Backlog by Industry
(in millions of dollars)

	03/31/2007	12/31/2006	03/31/2006

Healthcare	$53	$68	$100
Automotive	50	37	51
Computer-electronics	48	34	49
Other	34	28	19

Total	$185	$167	$219

At March 31, 2007, ASG Order Backlog was $185 million, 11% higher than at December 31, 2006, but lower compared to March 31, 2006. Management believes the year-over-year decline in healthcare Order Backlog is not indicative of changes in this market. Rather, management believes the sales cycle in healthcare is longer and less predictable than in other markets, leading to some fluctuations in Order Bookings and Order Backlog. Additionally, year-end fiscal 2007 healthcare Order Backlog reflects $14 million of Order Backlog that a customer put on hold during the second quarter of fiscal 2007 (see second quarter fiscal 2007 MD&A). Automotive Order Backlog remained at levels consistent with fiscal 2006 as a decline in North American automotive Order Bookings was offset by an increase in European Order Bookings. “Other” Order Backlog increased 79% compared to the fourth quarter last year, primarily due to the Company’s significantly increased level of automation activity in the nuclear industry.

Period end Order Backlog was higher than at the end of the first, second and third quarters of fiscal 2007. The Order Backlog growth since the third quarter of fiscal 2007 reflects a 35% increase in automotive Order Backlog – primarily due to an increase in European automotive Order Bookings – as well as a 41% increase in computer-electronics Order Backlog and a 21% increase from “Other,” partially offset by a 22% decrease in healthcare Order Backlog.
ASG Revenue
(in millions of dollars)

	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2006

Revenue by industry Computer-electronics	$36.2	$47.8
Healthcare	32.1	49.9
Automotive	26.3	36.5
Other	19.2	7.1

Total ASG revenue	$113.8	$141.3

Revenue by installation location North America	$73.0	$102.4
Europe	17.1	19.3
Asia/Other	23.7	19.6

Total ASG revenue	$113.8	$141.3

ASG’s revenue of $113.8 million decreased 19% compared to the fourth quarter a year ago, primarily due to lower Order Backlog entering the fourth quarter of fiscal 2007 compared to last year. By industrial market, the 28% decline in revenue from the automotive sector reflected the ongoing impact of capacity reductions and supply chain rationalization within the North American automotive sector and the decision to be more selective in bidding on automotive assignments. Management believes declines in healthcare and computer-electronics revenues are not indicative of changes in these markets and, in the case of healthcare, the decline in fourth quarter revenue reflects the impact of a $14 million order that a customer put on hold during the second quarter of fiscal 2007. Revenue from Repetitive Equipment Manufacturing (“REM”) increased from the third quarter of fiscal 2007 by $1.1 million to $9.6 million as ASG resumed shipments in January 2007 to a key customer, but declined compared to a year ago by $5.1 million. REM continues to focus on broadening its customer base to reduce exposure to fluctuations in any one customer’s equipment volume and during the fourth quarter, established an REM capability at its Dongguan, China facility.
Compared to the fourth quarter of fiscal 2006, strong revenue gains (170% growth) were made in “Other” markets including nuclear energy and consumer products as ASG continued to broaden its customer base and strategically diversify its industrial markets. Compared to the fourth quarter of fiscal 2006, strong revenue gains (21% growth) were also registered within ASG’s Asian markets, where ATS continues to benefit from the addition of significant new productive resources. ATS now employs approximately 400 people at five facilities comprised of more than 170,000 sq. ft. of space in Asia. Management believes the Company has now established a solid foundation for growth in this region, including China.

Primarily reflecting a stronger Euro and US dollar compared to a year ago, foreign exchange positively impacted ASG fourth quarter fiscal 2007 revenues by an estimated $2.6 million.
ASG Operating Results
During the fourth quarter of fiscal 2007 and into the first quarter of fiscal 2008, the Company continued to implement structural improvements – including the previously announced workforce reductions and the closure of the ATS California facility – designed to strengthen ASG’s North American operations. Direct severance costs of $2.6 million were incurred in the fourth quarter of fiscal 2007 related to the previously announced 14% reduction (180 positions) in ASG’s workforce in Cambridge and Ohio. Beyond these direct costs, management believes there were also substantial indirect costs arising from the reorganization of staff and processes within these operations, which temporarily reduced productivity and efficiency. In addition, low Order Backlog levels entering the fourth quarter at these facilities significantly reduced capacity utilization and operating results. An inventory provision of $1.8 million was recorded during the fourth quarter of fiscal 2007 in Cambridge ASG operations, primarily related to non-core lines of business and technologies that have become obsolete due to the Company’s move to newer technology. ASG operating performance in the fourth quarter of fiscal 2007 included $0.7 million negative EBITDA at its now-closed California operations.
Compared to the third quarter, fourth quarter fiscal 2007 operating income from ASG’s Asian operations increased 40%; fourth quarter operating income increased 54% from REM business; and, increased 116% in other North American ASG operations (outside Cambridge, Ohio and California facilities).
Foreign exchange negatively impacted fourth quarter fiscal 2007 ASG operating earnings by an estimated $0.5 million compared to the fourth quarter of fiscal 2006.
ASG Non-GAAP Reconciliation
(in millions of dollars, except adjusted EBITDA margin %)

	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2006

Operating Income (Loss)	$(4.5)	$4.1
Depreciation and amortization	3.0	3.1

EBITDA	(1.5)	7.2

Adjustments (described above) :
- Severance Camb & Ohio	2.6	0.4
- Inventory provisions	1.8	—
- California negative EBITDA	0.7	0.5

Adjusted EBITDA	$3.6	$8.1

Adjusted EBITDA margin %	3.2%	5.7%

Adjusted EBITDA excludes the aforementioned restructuring and severance costs, inventory provisions and the negative EBITDA related to the now-closed California operations (see table “ASG Non-GAAP Reconciliation”).
ASG Outlook
Looking toward fiscal 2008, management believes recent strength in the Canadian dollar will continue to present the Company’s substantial Canadian ASG operations with challenges, as will ongoing restructuring within the North American automotive market. However, according to economic data, capacity utilization by North American manufacturers has recently grown to a level which management believes could be a catalyst for new capital equipment spending. Due to the increase in ASG Order Booking activity in Canadian ASG operations in the fourth quarter and the fourth quarter ASG rationalization, management believes ATS factory utilization – a key driver of earnings performance – should improve. Management believes the benefit of the new incentives for its ASG sales force and other sales strategies are just beginning to be realized. Due to these factors, management expects ASG’s operating performance to improve in fiscal 2008.
Photowatt Technologies Segment
Photowatt Technologies Revenue
(in millions of dollars )

	Three Months Ended	Three Months Ended
Revenue by operating facility	March 31, 2007	March 31, 2006

Photowatt France	$37.8	$39.3
Photowatt USA	2.0	2.2
Inter-solar eliminations	(1.3)	(1.5)

Total revenue	$38.5	$40.0

Photowatt Technologies generated record revenue in fiscal 2007, despite a 4% decline in fourth quarter revenue compared to the fourth quarter of fiscal 2006. The positive impact of foreign exchange on fourth quarter fiscal 2007 revenue was than offset by volume declines and the estimated $0.8 million impact of lower average selling prices experienced in the quarter. As expected, and previously reported, revenue was also impacted by a delay in the shipment of certain orders during the fourth quarter of fiscal 2007. During the fourth quarter, revenue from the sale of refined metallurgical modules totalled approximately $4.1 million. These refined metallurgical modules were shipped primarily to customers in Europe.
Primarily reflecting a stronger Euro compared to the fourth quarter of fiscal 2006, foreign exchange positively impacted Photowatt revenues by an estimated $3.7 million.

Photowatt Technologies Operating Results
(in millions of dollars)

	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2006

Operating income (loss):
Photowatt France	$3.0	$6.0
Photowatt USA	(0.5)	0.2
SSP	(3.8)	(6.8)
Solar corporate costs	(14.2)	(0.2)
Non-cash asset impairment and other charges	(17.0)	(96.2)
Inter-solar eliminations	1.4	(1.1)

Photowatt operating loss	$(31.1)	$(98.1)

Photowatt France’s operating income for the fourth quarter was $3.0 million (8% margin), compared to $6.0 million (15% margin) in the fourth quarter last year and $4.6 million (12% margin) in the third quarter of fiscal 2007. Fourth quarter results include $1.2 million in incremental overhead and labour costs related to the recently completed capacity expansion. Offsetting these incremental costs was incremental operating income related to the sale of certain inventory that had a nominal book value.
Photowatt France’s amortization expense for the three months ended March 31, 2007 was $2.9 million, or $1.1 million higher than the comparable period of the prior year, relating primarily to the capacity expansion completed during fiscal 2007.
Photowatt USA’s operating loss in the fourth quarter was $0.5 million compared to income of $0.2 million in the fourth quarter of fiscal 2006 and a loss of $0.3 million in the third quarter of fiscal 2007.
Spheral Solar’s operating loss in the fourth quarter of $3.8 million included the impact of $0.7 million of severance, due to staff reductions in the quarter, and $0.4 million due to lower inter-company sales to Photowatt France. During the fourth quarter, Spheral Solar ceased providing optical fused powder to Photowatt France as Spheral Solar was unable to secure a long-term supply of the required silicon powder.
Solar corporate costs in the fourth quarter included $11.1 million related to the withdrawn solar IPO, primarily consisting of US and Canadian legal, tax, accounting and auditing fees. Also included in solar corporate costs were severance costs of $0.9 million related to the termination of certain solar corporate employees in light of the withdrawal of the IPO. The balance of fiscal 2007 solar corporate costs include corporate solar salaries, costs associated with Photowatt’s preparation for standalone internal controls certification, and other overhead expenditures that were primarily incurred in preparation for the solar IPO.
Non-cash asset impairment and other charges of $17.0 million included costs to halt Spheral Solar’s in-house research and development and the decision to close a small solar module assembly facility in New Mexico as part of management’s focus on

Photowatt France. This non-cash charge includes fixed asset, inventory and other working capital write-downs of $11.7 million and $5.3 million related to a non-cash provision against a portion of the Company’s Canadian investment tax credits that were generated by Spheral Solar.
The estimated effect of changes in foreign exchange on the fourth quarter of fiscal 2007 compared to the fourth quarter of fiscal 2006 was not significant for Photowatt Technologies.
Photowatt France Non-GAAP Reconciliation
(in millions of dollars, except adjusted EBITDA margin %)

	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2006

Photowatt France operating income	$3.0	$6.0
Depreciation and amortization	2.9	1.8

EBITDA	5.9	7.8

Adjustments:
- Incremental expansion costs	1.2	—
- Sale of inventory	(1.2)	—

Adjusted EBITDA	$5.9	$7.8

Adjusted EBITDA margin	15.6%	19.8%

Photowatt France’s adjusted EBITDA was $5.9 million for the fourth quarter (16% margin), compared to $7.8 million (20% margin) for the fourth quarter of fiscal 2006. The decline in adjusted EBITDA margins primarily reflected reduced average selling prices during the fourth quarter of fiscal 2007 and, to a lesser extent, the impact of selling refined metallurgical solar modules. Adjusted EBITDA excludes $1.2 million of incremental costs associated with recently-completed capacity expansion at Photowatt France, offset by income generated from the sale of certain inventory that had a nominal book value (see table “Photowatt France Non-GAAP Reconciliation”).
Photowatt Outlook
Into the first quarter of fiscal 2008 Photowatt continued to experience the lower sales volumes and average selling prices experienced in the fourth quarter; however, sales volumes began to increase in May. First quarter fiscal 2008 operating performance is expected to be impacted by manufacturing and development costs related to the increased use of refined metallurgical silicon and commissioning of new furnace capacity that was added late in fiscal 2007.

PCG Segment
Fourth quarter PCG revenue of $21.0 million declined by $7.9 million compared to the fourth quarter of 2006 due to lower volumes on existing customer programs resulting from significant production cuts by the Big Three North American automakers.
PCG operating loss reflected $0.4 million in costs incurred in relocating its Omex operations to a larger facility, and $0.3 million in restructuring costs associated with the consolidation of its MPP operations into Cambridge and Shanghai operations. Foreign exchange negatively impacted fourth quarter fiscal 2007 PCG operating earnings and revenues by an estimated $0.3 million and $0.2 million respectively, compared to fiscal 2006.
PCG Non-GAAP Reconciliation
(in millions of dollars, except adjusted EBITDA margin %)

	Three Months Ended	Three Months Ended
	March 31, 2007	March 31, 2006

PCG operating income (loss)	$(1.9)	$0.1
Depreciation and amortization	1.9	1.9

EBITDA	—	2.0

Adjustments :
- MPP closure costs	0.3	—
- Omex facility move	0.4	—

Adjusted EBITDA	$0.7	$2.0

Adjusted EBITDA margin %	3.3%	6.9%

Fourth quarter PCG adjusted EBITDA was $0.7 million, compared to $2.0 million in the fourth quarter a year ago. Adjusted EBITDA excludes the aforementioned Omex relocation costs and MPP consolidation costs (see table “PCG Non-GAAP Reconciliation”).
PCG Outlook
Management believes strength in the Canadian dollar and the difficult conditions in the North American automotive parts market (which continues to affect customer program volumes) will impact PCG revenue and earnings during fiscal 2008. However, management also believes PCG is now better positioned to manage these challenges as a result of the rationalizations and improvements made in fiscal 2007.

Foreign Exchange
Foreign exchange increased fourth quarter fiscal 2007 consolidated revenue by an estimated $6.0 million compared to the fourth quarter of fiscal 2006. This increase was primarily related to the effect of the Euro and US dollar being stronger relative to the Canadian dollar on the translation of revenue from foreign subsidiaries. Foreign exchange decreased fourth quarter fiscal 2007 consolidated operating earnings by an estimated $0.6 million compared to the fourth quarter of fiscal 2006.
Period Average Market Exchange Rates in CDN$

	Three months ended			12 months ended
	03/31/2007	03/31/2006	% change	03/31/2007	03/31/2006	% change

US $	1.1714	1.1544	1%	1.1381	1.1930	(5)%
Euro	1.5361	1.3886	11%	1.4621	1.4517	1%
Singapore $	0.7649	0.7098	8%	0.7280	0.7177	1%

Capital Expenditures
In the fourth quarter of fiscal 2007, the Company invested a total of $6.8 million in property, plant and equipment including deposits on equipment. This total included property, plant and equipment investments at Photowatt France of $4.6 million related to its recently completed capacity expansion and $2.2 million for property, plant and equipment within ASG, PCG and corporate.
Selling, General and Administrative
In addition to the items previously noted, corporate SG&A expenses in the fourth quarter included a $3.1 million non-cash foreign exchange charge related to the Company’s decision, following the withdrawal of the solar IPO, to repatriate funds from its United States operations back to Canada in order to provide the Company with financial flexibility until alternative funding is secured for Photowatt. These repatriated funds were economically hedged through a US dollar-denominated loan in Canada. However, under Canadian GAAP, a significant portion of the loss on the repatriation of these funds is included in income, while the offsetting gain from the US dollar loan continues to be deferred in the currency translation account on the Company’s balance sheet and not recorded in income.
The Company expects to incur severance and other restructuring charges of approximately $2.3 million in the first quarter of fiscal 2008 related to recently (May 2007) announced changes to strengthen executive management.

Income Taxes
The withdrawal of the solar IPO negatively impacted the Company’s ability to demonstrate the future utilization of its tax losses. Therefore, the provision for income taxes includes a non-cash charge of $37.6 million related to a valuation allowance against the Company’s Canadian future tax assets. These future tax assets primarily reflect income tax loss carry-forward balances generated by Spheral Solar. During fiscal 2006, approximately $39.0 million of future income taxes assets were generated related to the operating losses of Spheral Solar and in fiscal 2007 a further $16.9 million were generated. This non-cash charge does not have any impact on the actual magnitude of the Company’s income tax loss carry-forwards, which continue to be available to reduce future Canadian taxable income.
Forward Looking Statement
This news release relates to ATS’s fourth quarter financial results for the year ended March 31, 2007 and contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS’s business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions or results of operations that is based on assumptions about future economic conditions and courses of action. Forward-looking statements may also include, without limitation, any statement relating to future events, conditions or circumstances. ATS cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Forward-looking statements relate to, among other things: ATS’s ability to generate long-term shareholder value; the ability of ATS to strengthen executive management; trends related to automated manufacturing and the continuing expansion of manufacturing by multinational companies and the potential benefit to ATS; details of the ASG strategic initiatives and managements’ belief that they will have a positive impact; ASG’s ability to improve its operating performance in fiscal 2008; ASG’s ability to further develop its business; ASG’s ability to maintain its competitive global presence in the market and maintain and further develop its multinational customers; the effect of ASG’s growth into the Asian market; continued global trends relating to consolidation of manufacturing and multinational customer expansion; details of Photowatt Technologies’ key initiatives, including capacity expansion dependant on cost, ability to obtain supplies and ability to adapt to changes in production processes; sufficient silicon to meet expansion needs including use of refined metallurgical grade silicon; implementation of collaborative research and development activities; and identifying and evaluating strategic alternatives potentially available to PCG. The risks and uncertainties that may affect forward-looking statements include, among others; general market performance and restructuring within the North American automotive market; foreign currency and exchange risk; strength of the Canadian dollar and the challenges this presents; performance of the market sectors that ATS serves; that some or all of the trends towards automation that ATS believes are attractive dissipate or do not result in increased demand for automation; risks associated with operating and servicing customers in a foreign country; that multinational companies withdraw from global manufacturing for business, political, economic or other reasons; unforeseen problems with the implementation of the ASG strategic initiatives or failure of those measures to bring about improved performance at ASG; problems associated with the expansion of production capability and adoption of new production processes at Photowatt France; inability of Photowatt Technologies to fund future research and development; inability to finalize strategic partnerships or alliances to provide for silicon supply; political, labour or supplier disruptions in manufacturing and supply of silicon; failure of strategic alternatives to bring about improved performance at PCG; and other risks detailed from time to time in ATS’s filings with Canadian provincial securities regulators. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions, and ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.